UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

VERENIUM CORPORATION

(Name of Subject Company)

VERENIUM CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92340P209

(CUSIP Number of Class of Securities)

James E. Levine

President and Chief Executive Officer

Verenium Corporation

3550 John Hopkins Court

San Diego, California 92121

(858) 431-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 and Amendments No. 1, No. 2 and No. 3 to the Schedule 14D-9 previously filed by Verenium Corporation, a Delaware corporation (“Verenium”), with the Securities and Exchange Commission on October 2, 2013, October 4, 2013, October 15, 2013 and October 24, 2013 respectively, relating to the offer by Pastinaca Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of BASF Corporation, a Delaware corporation (“Parent”), to purchase all the outstanding shares of Verenium’s common stock, $0.001 par value per share, at a price of $4.00 per share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The initial offering period for the Offer expired at 9:00 a.m. New York City Time on October 31, 2013. Wells Fargo Bank, N.A., the Paying Agent for the Offer, has advised Verenium and Parent that as of the expiration of the initial offering period, 11,337,044 Shares had been validly tendered and not withdrawn pursuant to the Offer, which tendered Shares represent approximately 71% of the outstanding Shares. As a result, the Minimum Condition set forth in the Merger Agreement has been satisfied. All conditions to the Offer having been satisfied, Purchaser accepted for payment and has paid for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As the final step of the acquisition process, Parent effected a merger under Section 251(h) of the DGCL, pursuant to which Purchaser was merged with and into Verenium, with Verenium continuing as the surviving corporation. At the Effective Time, each issued and outstanding Share of Purchaser shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Any Shares that are owned by the Company as treasury stock, and any Shares owned by Parent or Purchaser or any other Subsidiary of Parent, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange thereof. Each issued and outstanding share (other than Shares to be cancelled or any Dissenting Shares) shall be converted into the right to receive the Merger Consideration.

Following the Merger, all Shares will be delisted and will cease to trade on the NASDAQ Stock Market.”

Item 9.  Exhibits.

The table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit No.	Description
(a)(5)(D)	Press Release issued by BASF Corporation, dated October 31, 2013 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO).

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERENIUM CORPORATION
	By:	/s/ JAMES E. LEVINE

		Name:	James E. Levine
		Title:	President and Chief Executive Officer
Dated: October 31, 2013

3